ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Steven Wilcox

617-951-7319

617-235-0223 fax

steven.wilcox@ropesgray.com

September 28, 2018

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE Washington, DC 20549

RE:	Confidential Submission of Amendment to Vapotherm, Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Vapotherm, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit an amendment to the draft Registration Statement on Form S-1 (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 24, 2018, of the Company pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the Commission prior to the public filing of the Registration Statement.

If you have any questions with respect to this confidential submission, please call me at (617) 951-7319.

Sincerely,

/s/ Steven A. Wilcox

Steven A. Wilcox